SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Deltic Timber Corporation

(Name of Issuer)

Common Stock

(Title of Class and Securities)

247850100

(CUSIP Number of Class of Securities)

O. Mason Hawkins

Chairman of the Board and C.E.O.

and

Andrew R. McCarroll

Vice President & General Counsel

Southeastern Asset Management, Inc.

6410 Poplar Avenue, Suite 900

Memphis, TN 38119

(901) 761-2474

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

August 25, 2017

(Date of Event which Requires

Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Sections 240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box:  ☒

CUSIP No. 247850100	13D

(1)	NAMES OF REPORTING PERSONS Southeastern Asset Management, Inc. I.D. No. 62-0951781
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO: Funds of investment advisory clients
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☒
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Tennessee
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER (Discretionary Accounts) 0 shares
	(8)	SHARED OR NO VOTING POWER 1,808,158 shares (Shared) 19,400 shares (None)
	(9)	SOLE DISPOSITIVE POWER (Discretionary Accounts) 19,400 shares
	(10)	SHARED DISPOSITIVE POWER 1,808,158 shares
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,827,558 shares
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 15.0%
(14)	TYPE OF REPORTING PERSON IA

CUSIP No. 247850100	13D

(1)	NAMES OF REPORTING PERSONS Longleaf Partners Small-Cap Fund I.D. No. 62-1376170
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO: Funds of investment company shareholders
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☒
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Massachusetts
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER None
	(8)	SHARED VOTING POWER 1,808,158 shares
	(9)	SOLE DISPOSITIVE POWER None
	(10)	SHARED DISPOSITIVE POWER 1,808,158 shares
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,808,158 shares
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 14.9%
(14)	TYPE OF REPORTING PERSON IV

CUSIP No. 247850100	13D

(1)	NAMES OF REPORTING PERSONS O. Mason Hawkins I.D. No. XXX-XX-XXXX
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO: None
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Citizen of United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER (Discretionary Accounts) None
	(8)	SHARED VOTING POWER None
	(9)	SOLE DISPOSITIVE POWER None
	(10)	SHARED DISPOSITIVE POWER None
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON None (See Item 2)
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0.0%
(14)	TYPE OF REPORTING PERSON IN

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) amends and supplements the information set forth in the Schedule 13D filed by Southeastern with the U.S. Securities and Exchange Commission (the “SEC”) on February 22, 2017 (the “Schedule 13D”) relating to the Common Stock (the “Securities”) of Deltic Timber Corporation, a Delaware corporation (“Deltic” or the “Issuer”). All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D. Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Schedule 13D.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is supplemented by adding the following:

Since Southeastern filed its Schedule 13D six months ago, as Deltic’s largest shareholder, we have engaged in discussions with both Deltic and multiple parties interested in merging with or acquiring Deltic. We have learned that at least one highly reputable industrial party has made an unsolicited proposal to merge with Deltic in exchange for stock in the acquiring company. While Southeastern has been willing to enter into an agreement with Deltic to help the Issuer evaluate this proposal, it has become clear after many attempts that Deltic is not serious about engaging with Southeastern at a substantive level.

Our confidence in Deltic’s board and management has been significantly diminished by this refusal to engage, the time that has been wasted since our Schedule 13D was filed, Deltic’s attempts to lock up Southeastern for an inordinate amount of time into the future, the board’s hiring of a CEO and providing him with significant benefits in connection with a change of control transaction after the outreach from potential transaction counterparties and notwithstanding our suggestion not to enter into such an arrangement in light of such outreach, the board’s inability to oversee the previous CFO who was fired for fraud, and the current management team’s inability to provide any compelling reasons for Deltic to remain a standalone public company.

We believe that it is highly likely the unsolicited proposal referenced above would provide the following benefits to Deltic shareholders that we enumerated six months ago:

1) significant synergies given that Deltic’s current general and administrative expense (G&A) level is too large for its asset base;

2) geographic diversity and with it greater harvest flexibility versus Deltic’s current reliance on timberlands in Arkansas and Louisiana;

3) the ability to improve operations at and potentially monetize Deltic’s manufacturing assets;

4) outside real estate development expertise for Deltic’s under-monetized Higher and Better Use (HBU) acreage;

5) superior, experienced corporate leadership;

6) an efficient ability to convert from Deltic’s current C-Corp structure to a REIT; and

7) a dividend increase of over 5x from Deltic’s current level.

We are filing this Amendment No. 1 to signal our support for this unsolicited proposal and to encourage other Deltic shareholders to express their views to the board and management for a better outcome than the status quo.

Among other things, Southeastern may nominate directors at Deltic’s annual meeting.

As previously stated in the Schedule 13D, in addition we may from time to time and at any time in the future, depending on various factors, take such actions with respect to our investment in the Securities as we deem appropriate at the time including, but are not limited to: (i) acquiring additional Securities and/or other equity, debt, notes, other securities, including but not limited to derivative or other instruments that are based upon or relate to the value of the Securities in the open market, through private transactions or otherwise; (ii) disposing of any or all of the Securities in the open market, through private transactions or otherwise; (iii) entering into agreements or understandings with other shareholders or stakeholders of Deltic with respect to the voting, holding and/or disposition of Securities; or (iv) proposing or considering any one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 25, 2017

SOUTHEASTERN ASSET MANAGEMENT, INC.

By	/s/ Andrew R. McCarroll
Andrew R. McCarroll
Vice President & General Counsel

LONGLEAF PARTNERS SMALL-CAP FUND

By:	Southeastern Asset Management, Inc.

By	/s/ Andrew R. McCarroll
Andrew R. McCarroll
Vice President & General Counsel

O. MASON HAWKINS (Individually)

/s/ O. Mason Hawkins